

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2019

Robert Plaschke
Chief Executive Officer
Sonim Technologies, Inc.
1875 South Grant Street
Suite 750
San Mateo, CA 94402

   Re: Sonim Technologies, Inc.
    Registration Statement on Form S-1
    Filed April 15, 2019
    File No. 333-230887

Dear Mr. Plaschke:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Disclose the number of shares of your common stock being offered by the selling stockholders on the prospectus cover page.

Critical Accounting Policies and Estimates
Stock-Based Compensation, page 61

2. We note your correspondence dated April 23, 2019. We are evaluating this supplemental response to comment fifteen from our letter dated March 12, 2019 and may have further comments.

Principal and Selling Stockholders, page 100

3.   Add a column to your Principal and Selling Stockholder Table to reflect the number of shares of common stock being offered by each selling stockholder. Also clarify whether the selling stockholders will only sell shares to the extent the underwriters exercise their option to purchase additional shares in the offering.

Underwriting, page 114

4.   Clarify whether the restrictions in the 180-day lock-up agreement apply to the sale of shares to the underwriters in the offering.

Note 1 - The Company and its Significant Accounting Policies
Revenue Recognition, page F-9

5.   We note your response to comment four and your revised disclosures. It appears that you account for design and configuration activities associated with your technical approval process for new and existing products as research and development costs. If true, please tell us how you considered ASC 730-10-55-2(e) in making that determination. Otherwise, please revise to clarify where you present these costs within your statement of operations and disclose your basis for that classification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Lisa Etheredge, Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications